Via E-mail (BrandonS@sec.gov) and EDGAR

April 7, 2010

Song P. Brandon
Special Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Mergers & Acquisitions
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	First Franklin Corporation PREC14A filed on Lenox Wealth Management, Inc., John C. Lame and Jason D. Long File No. 000-16362

Ladies and Gentlemen:

In connection with your letter dated April 1, 2010 related to the above-referenced filings of Lenox Wealth Management, Inc. (“Lenox”), John C. Lame (“Lame”) and Jason D. Long (“Long” and, collectively, with Lenox and Lame, the “Filing Persons”) and the Filing Persons' response thereto dated April 7, 2010, we refer, on a supplemental basis as requested in Comment No. 4 of your letter, to the support materials listed below for the numerous factual assertions and statements of opinion and belief contained in the proxy statement.  Unless otherwise noted, these support materials come from filings made by First Franklin Corporation (the "Company") with the Commission.  This letter has been filed with the Commission as correspondence through EDGAR.

1.           The historical prices of shares of common stock of First Franklin Corporation for the three-year period from January 1, 2007 to December 31, 2009, which are publicly available via the internet website http://finance.yahoo.com/, support the statements concerning the Company’s financial condition and regulators’ concerns.

2.           Form 10-Q/A for the Quarterly Period Ended September 30, 2009 filed by First Franklin Corporation with the Commission on December 24, 2009, in which the Company discloses, on Page 16, that “regulators have instructed Franklin to increase its capital levels based on its risk profile,” which supports the statements concerning the Company’s financial condition and regulators’ concerns.

3.           Definitive Proxy Statement on Schedule 14A of First Franklin Corporation filed with the Commission on April 7, 2009, in which the Company discloses the following, all of which support statements concerning the board’s failure to maintain independence from the Siemers family:

(i)  on Page 4, that Thomas H. Siemers and Richard H. Finan, two of the Company’s directors, collectively own nearly 29% of the Company’s common stock;

(ii)  on Page 6, that neither Thomas H. Siemers nor John L. Nolting are independent directors under Nasdaq independence requirements, thus giving the Company’s board a bare majority of independent directors (one of which is Richard H. Finan);

(iii)  on Page 6, that, as of the date of the proxy statement, Thomas H. Siemers was the President and Chief Executive Officer of the Company, had been a director of Franklin Savings and Loan Company (“Franklin") since 1953 and its Chairman since 2006 (the Company is the holding company for Franklin);

(iv)  on Page 7, that all of the Company’s executive officers are also executive officers of Franklin;

(v)  on Page 7, that the Company’s board oversees and approves Franklin’s director compensation; and

(vi)  on Page 10, that Gretchen J. Schmidt, daughter of Thomas H. Siemers, serves as Secretary and Treasurer of the Company and President, Chief Executive Officer and Vice Chairman and a director of Franklin Savings and Loan Company (“Franklin”).

4.           Form 8-K/A filed by First Franklin Corporation with the Commission on December 24, 2009 to report that the Company is revising its third quarter results to increase loan loss reserves, which further supports the statements concerning the Company’s financial condition and regulators’ concerns.

5.           Form 8-K filed by First Franklin Corporation with the Commission on February 19, 2010 to report that John J. Kuntz has been appointed Chairman of the Board, President and Chief Executive Officer of the Company and Chairman of Franklin effective April 1, 2010 but that Thomas H. Siemers will continue to serve as a director of both the Company and Franklin, which further supports the statements concerning the board’s failure to maintain independence from the Siemers family.

6.           Form 8-K filed by First Franklin Corporation with the Commission on March 5, 2010 to report that, on March 1, 2010, John L. Nolting resigned as a director of the Company but will continue to serve as a director of Franklin and Steven R. Sutermeister, already a director of Franklin, was elected as a director of the Company, which further supports the statements concerning the board’s failure to maintain independence from the Siemers family.

7.           Form 8-K filed by First Franklin Corporation with the Commission on April 1, 2010 to report that, the Company issued a press release (the “Release”) concerning John J. Kuntz’s replacement of Thomas H. Siemers as Chairman, President and Chief Executive officer of the Company and Chairman of Franklin Savings.  Despite touting Mr. Kuntz as bringing new leadership, the Release says that Mr. Kuntz has served as a director of Franklin since 2003 and as a director of the Company since 2006, which further supports the statements concerning the board’s failure to maintain independence from the Siemers family.

We trust that the foregoing sufficiently addresses your comments. The Filing Persons appreciate any opportunity to discuss any comments or questions you may have in advance of any written response the staff may intend to provide in connection with the above. If there is a need for additional information or clarification, please contact F. Mark Reuter, counsel to Lenox, at (513) 579-6469.

Sincerely, LENOX WEALTH MANAGEMENT, INC.

By:	/s/ John C. Lame
Name: John C. Lame
Title: Chief Executive Officer

By:	/s/ John C. Lame
JOHN C. LAME

By:	/s/ Jason D. Long
JASON D. LONG

cc:  F. Mark Reuter, Esq.